UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Centrus Energy Corp.
(Exact name of registrant as specified in its charter)

Delaware	52-2107911
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock, $0.10 par value per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☐
Securities Act registration statement file number to which this form relates (if applicable):
Not Applicable
Securities registered pursuant to Section 12(g) of the Act:
None.

EXPLANATORY NOTE
This Registration Statement on Form 8-A is being filed by Centrus Energy Corp., a Delaware corporation (the “Company”), in connection with the registration of its Class A common stock, par value $0.10 per share, (the “Class A Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of the Class A Common Stock from the New York Stock Exchange to the NYSE MKT LLC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1.     Description of Registrant’s Securities to be Registered.
The following description of the Class A Common Stock is based upon the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Second Amended and Restated Bylaws (the “Bylaws”), copies of which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 30, 2014. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company. This Registration Statement summarizes certain portions of the Certificate of Incorporation and Bylaws. The summary is not complete. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.
Authorized Capitalization
Pursuant to the Certificate of Incorporation, the Company’s authorized capital stock consists of 120,000,000 authorized shares, which include 20,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”) and 100,000,000 shares of common stock, par value $0.10 per share, of which 70,000,000 shares are classified as Class A Common Stock and 30,000,000 shares are classified as Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).
Description of Capital Stock
Dividend Rights
Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of capital stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared by the Board of Directors and paid on the Common Stock out of the assets of the Company that are by law available at such times and in such amounts as the Board of Directors in its discretion shall determine.
Except as otherwise required by the DGCL, in any circumstance where the Company may declare dividends or otherwise make distributions (including, without limitation, any distribution on liquidation, dissolution or winding-up of the Company) on the Class A Common Stock or Class B Common Stock, the Company shall declare the same per share dividends or make the same per share distributions, as the case may be, on such other class of stock.

If any such dividends or distributions are declared with respect to the Class A Common Stock in the form of additional shares of Class A Common Stock (or rights to acquire Class A Common Stock), such dividends or distributions shall be made with respect to Class B Common Stock in the form of an equivalent number of shares of Class B Common Stock (or rights to acquire Class B Common Stock) and if any such dividends or distributions are declared with respect to Class B Common Stock in the form of additional shares of Class B Common Stock (or rights to acquire Class B Common Stock), such dividends or distributions shall be made with respect to the Class A Common Stock in the form of an equivalent number of shares of Class A Common Stock (or rights to acquire Class A Common Stock).
Conversion Rights
Holders of Class A Common Stock do not have conversion rights.
Upon the transfer of any share of Class B Common Stock other than to other Permitted Holders (as defined in the Certificate of Incorporation), each such share of Class B Common Stock will be automatically converted into a share of Class A Common Stock in the manner described in Article Fourth of the Certificate of Incorporation.
Voting Rights
The holders of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record on all matters submitted to a vote of stockholders of the Company, provided, however, that unless otherwise required by law, holders of Class A Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to one or more outstanding series of Preferred Stock or Class B Common Stock if the holders of such affected class are entitled to vote upon such amendment, either separately or together with another class or series of stock, pursuant to the Certificate of Incorporation or the DGCL.
The holders of Class B Common Stock will generally not be entitled to vote such shares, other than as required by applicable law and the following voting rights:

-
Voting as a separate class, holders of Class B Common Stock are permitted to elect two directors that have been approved by the Board of Directors’ Compensation, Nominating and Governance Committee or other committee (the “Investor Directors”), with such director election rights eliminated or decreased under certain circumstances as described in the Certificate of Incorporation.

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Voting as a separate class, the majority of the outstanding shares of Class B Common Stock shall be necessary for effecting or validating any amendment, alteration or repeal of any provision of the Certificate of Incorporation (by merger, consolidation or otherwise) so as to adversely affect any of the powers, preferences, qualifications, limitations, restrictions and relative participating, optional or other rights of the Class B Common Stock.

-
Voting together with the holders of shares of Class A Common Stock, as a single class, with respect to any merger or sale of substantially all of the Company’s assets that must be submitted to the stockholders pursuant to the DGCL, with such Class B voting rights limited, as described in the Certificate of Incorporation, so that the aggregate voting power of all the outstanding Class B Common Stock does not exceed 20% of the total voting power of all outstanding shares of all classes and series of capital stock entitled to vote thereon.

The Bylaws generally provide, unless otherwise specified by applicable law or the Certificate of Incorporation, that stockholder action requires a quorum and the affirmative vote of the holders of a majority of the voting power present in person or by proxy, except that the election of directors of the Company will be determined by a plurality vote.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the affairs of the Company (whether voluntary or involuntary) and after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, holders of shares of Class A Common Stock and Class B Common Stock will be entitled to share equally, on a per share basis, in all assets of the Company available for distribution to the holders of the shares of the Class A Common Stock and the Class B Common Stock.
Restrictions on Transfer
Other than the restrictions with respect to foreign ownership of the capital stock of the Company as discussed below and described in the Company’s Certificate of Incorporation, the shares of Class A Common Stock have no restrictions on transfer.

Holders of Class B Common Stock may only transfer shares of Class B Common Stock to other Permitted Holders or their Affiliates (as defined in the Certificate of Incorporation), and only if any necessary approvals from or filings with regulatory bodies are made and received as required by the Certificate of Incorporation. Otherwise, upon transfer, the shares of Class B Common Stock are automatically converted to shares of Class A Common Stock. See “-Conversion Rights.”
Foreign Ownership Review Event - Suspension of Voting Rights; Refusal to Transfer; Redemption and Exchange Rights
Article Ninth of the Certificate of Incorporation contains certain restrictions with respect to foreign ownership of the capital stock of the Company, which, in certain circumstances, may allow the Board of Directors to take actions, including the full or partial suspension of voting rights, the refusal to transfer certain securities and the redemption or exchange of certain securities.
Anti-Takeover Effects of Various Provisions of the Certificate of Incorporation, the Bylaws and the DGCL
The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by stockholders.
No Cumulative Voting
The stockholders of the Company do not have the right to cumulate votes.

No Action by Written Consent; Calling of Special Meeting of Stockholders
The Certificate of Incorporation only provides for action by written consent by the holders of Class B Common Stock. The holders of Class A Common Stock may not act by written consent.
The Bylaws allow for the calling of special meetings of stockholders under certain circumstances, but do not allow holders of Class A Common Stock to call such special meetings.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company’s corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at the Company’s principal executive offices not less than 90 or more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, to be timely, a stockholder’s notice must be delivered or mailed and received not later than the 10th day following the day on which public announcement of the date of such annual meeting of stockholders is first made by the Company. The Bylaws also specify requirements as to the form and content of a stockholder’s notice.

Limitations on Liability and Indemnification of Officers, Directors and Employees
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors. The Certificate of Incorporation contains a provision eliminating the personal liability of the Company’s directors to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law. The Company has also entered into agreements with its directors and officers that will require the Company, among other things, to indemnify them against liability that may arise by reason of their status or service as director or officer to the fullest extent permitted by law.
The Bylaws generally provide that the Company must indemnify its officers, directors and employees and advance expenses to the Company’s officers and directors if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Also, for actions, suits or proceedings by or in the right of the Company, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
The Bylaws also expressly authorize the Company to, and the Company does, carry directors’ and officers’ insurance for its officers, directors and certain employees for some liabilities.

Authorized but Unissued Shares
The authorized but unissued shares of Common Stock will be available for future issuance without the approval of the Company’s stockholders, except that the Company must reserve and keep available, out of its authorized but unissued shares or treasury shares, solely for issuance upon the conversion of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be issuable upon conversion of all the shares of Class B Common Stock then outstanding.
The Company may issue the additional authorized but unissued shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
Approval Rights of the Holders of Class B Common Stock
As described above and in the Certificate of Incorporation, so long as any shares of Class B Common Stock remain outstanding, the Company may not take certain actions without the approval of the holders of at least a majority of the then outstanding shares of Class B Common Stock.
As also described above, the holders of Class B Common Stock are permitted to elect two Investor Directors that have been approved by the Board’s Compensation, Nominating and Governance Committee.

Newly Created Directorships and Vacancies on the Board of Directors
Under the Certificate of Incorporation and Bylaws, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies on the Board of Directors may be filled solely by the affirmative vote of a majority of the remaining members of the Board of Directors, even if less than a quorum, except that vacancies resulting from the removal or resignation of an Investor Director may be filled solely by the affirmative vote of a majority of the Class B Common Stock.
Adoption, Amendment and Repeal of Bylaws
The Certificate of Incorporation grants the Board of Directors the authority to adopt, amend, alter, change and repeal the Bylaws, in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation, without any action on the part of the stockholders of the Company, except that no Bylaws thereafter adopted shall invalidate any prior act of the directors that would have been valid if such new Bylaws had not been adopted.

Delaware Anti-Takeover Statute
The Company is subject to Section 203 of the DGCL, which generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years) for a period of three years following the time such stockholder became an interested stockholder unless:

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either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors of the corporation prior to the date such person became an interested stockholder;

-	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it becomes an interested stockholder; or

-	the business combination is approved by the Board of Directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.
Section 203 may render more difficult a change of control of the Company.
Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for the Class A Common Stock.

Item 2.     Exhibits.
No exhibits are required to be filed as the securities being registered on this form are being registered on an exchange on which no other securities of the Company are registered and are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Centrus Energy Corp.

Date: March 12, 2015	By:	/s/ John C. Barpoulis
John C. Barpoulis
Senior Vice President and Chief Financial Officer